UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 002-79104

SeaRiver Maritime Financial Holdings, Inc.   (formerly Exxon Shipping Company)

(Exact name of registrant as specified in its charter)

3225 Gallows Road

Fairfax, Virginia 22037

(703) 846-4992

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Guaranteed Deferred Interest Debentures Due 2012

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:  None

Pursuant to the requirements of the Securities Exchange Act of 1934 SeaRiver Maritime Financial Holdings, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	September 17, 2012	By:	/s/ ALIX E. THOMPSON
		Name:	Alix E. Thompson
		Title:	Treasurer